EXHIBIT 1.01

ERICKSON INCORPORATED
Conflict Minerals Report
For Calendar Year Ended December 31, 2015

Introduction

This report of Erickson Incorporated (the “Company” or “we”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals (“Conflict Mineral Obligations”) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold (“3TG”) for the purposes of this assessment. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

Company Overview

We are a leading global provider of aviation services to a worldwide mix of commercial and government customers. We operate a diverse fleet of approximately 75 rotary-wing and fixed-wing aircraft, including a fleet of 20 heavy lift helicopters, known as “Aircranes”. Our fleet supports a variety of government and commercial customers, across a broad range of aerial services, including critical supply and logistics for deployed military forces, humanitarian relief, firefighting, timber harvesting, infrastructure construction, and crewing. We also maintain a vertically-integrated manufacturing capability for the Aircrane, related components, and other aftermarket support and maintenance, repair, and overhaul services for the Aircrane and other aircraft.

Supply Chain

Due to the depth of our supply chain, there are multiple tiers of suppliers between the Company and the mines where 3TG originate. The Company manufactures components and does not procure directly from the mines or the smelters/refiners. We primarily rely upon our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers.

Reasonable Country of Origin Inquiry (RCOI)

We evaluated our products and determined that in connection with our manufacturing activities, certain manufactured products that were produced or sold were likely to contain conflict minerals. We completed an analysis of our supply chain using an initial filter based on products identified as containing necessary conflict minerals, followed by the probability of conflict mineral content and focusing on suppliers that represent the significant majority of our overall supply chain spending.

We believe our ongoing efforts to identify the countries of origin of 3TG reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of 3TG is still limited at this time, especially as related to recycled or scrap materials sources. We do not believe this situation is unique to Erickson. Nonetheless, we are committed to identifying possible conflict minerals contained in our products to achieve compliance with the Conflict Minerals Obligations.

Our supply agreements with many of our suppliers were entered into prior to the creation of Conflict Mineral Obligations and therefore we are not able to unilaterally impose new contract terms regarding 3TG sourcing information and flow-down requirements in our existing supply agreements. However, as we enter into new or amended supply agreements, we plan to include provisions setting forth the expectation that our suppliers be accountable to provide information to us about the source of 3TG in the products, components and materials they may supply to us.

Conflict Minerals Policy

We have developed and published the following Conflict Minerals Policy on our website at www.ericksoninc.com under “Investors” - “Corporate Governance”:

Background

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) requiring the Securities and Exchange Commission (SEC) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are defined by the U.S. State Department as tin, tantalum, tungsten and gold (also known as the 3TGs) and related derivatives originating from the Democratic Republic of the Congo (DRC) and adjoining countries (collectively, Covered Countries). The SEC rules require all SEC registrants whose commercial products contain any 3TGs to determine whether the minerals originated from the DRC Region, and, if so, whether they are conflict free. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the Covered Countries, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the Covered Countries.

Commitment

Erickson is committed to ethical practices and compliance with applicable laws and regulations wherever it does business. Erickson is guided by its core beliefs and values as stated in Erickson’s Code of Business Conduct and Ethics. Erickson believes that its commitment to integrity and citizenship extends to its worldwide supply base. As a result, Erickson has designed its conflict minerals reporting efforts to align and comply with Dodd-Frank’s conflict minerals reporting rules.

Expectations of Suppliers

Erickson expects its suppliers to partner with it to comply with Dodd-Frank’s conflict minerals reporting rules. Erickson expects its suppliers to:

(i) complete Erickson’s Conflict Minerals survey, identifying 3TG product they sell to Erickson and the smelter that provided the original 3TG material (Erickson’s direct suppliers may have to work with successive upstream suppliers to complete Erickson’s Conflict Minerals survey until the smelter is identified);

(ii) agree to cooperate with Erickson in connection with any due diligence that Erickson chooses to perform with respect to its country of origin inquiries; and

(iii) when Erickson deems it necessary, provide reasonable confirmation of the due diligence performed by the supplier to support the country of origin certification provided by the supplier to Erickson.

Due Diligence

Design of Due Diligence

The Company designed its overall conflict minerals procedures in conformity with the five step framework contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the supplements on tin, tantalum, tungsten and gold. Below is a brief summary of the Company’s due diligence framework.

Our conflict minerals due diligence process included: the adoption of a conflict minerals policy; establishment of governance structures with cross functional team members and senior executives; communication to, and engagement of, suppliers; and supply chain surveying.

We did not believe it was practicable for us to conduct a survey of all our suppliers in 2015 and we believed a reasonable approach was to instead conduct a survey of the suppliers who represented our direct material expenditures in 2015. In addition, we included suppliers where the nature of the component, or the location of the supplier, indicated that those components were more likely to contain 3TG. We assessed our industry as well as other industries with Conflict Mineral Obligations and confirmed that this risk and expenditure based approach was consistent with how many peer companies were approaching the conflict minerals due diligence process.

Internal Team

We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Steering Committee led by our Vice-President of Manufacturing & MRO, Senior Director of Plant Operations, Trade Compliance Officer, and a team of subject matter experts from relevant functions such as, supply chain, legal, engineering, and information technology. Senior management is briefed about the results of our compliance efforts on a regular basis. We plan on providing periodic reports to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

Survey

We completed a survey of those suppliers described above using a cover letter with an explanation of the rules and the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

We do not have a direct relationship with smelters or refiners that process conflict minerals, and therefore do not perform direct audits of these entities.

RCOI and Due Diligence Results

We received completed supply chain surveys from 100% of the surveyed suppliers, in addition to receiving compliance declarations and surveys completed by their suppliers. The surveys were reviewed and no supplier disclosed that it or its suppliers provided 3TG that they believed to have originated from one of the Covered Countries.

Based upon the RCOI undertaken for this reporting period, we have reason to believe that necessary conflict minerals did not originate from the Covered Countries and that a portion of the necessary conflict minerals are from recycled or scrap sources.

Continuous Improvement

While our compliance efforts continue, the identification and definition of smelters is a crucial part of these due diligence efforts. We rely on the CFSI and its efforts to compile clean lists of valid smelters and “Conflict-Free” verification of said smelters, but there is still much ambiguity in the process and methodology. We recognize that this issue is not limited to our supply base and is affecting all industries on a globalized basis. We plan to continue to work together with our suppliers on the reasonable country of origin search and rely on the efforts of the CFSI and other organizations in 2016, including implementing and continuously improving the following:

•	Monitoring of existing and identification of new products containing necessary conflict minerals;

•	Conflict Minerals clause in new or amended supplier contracts; and

•
Company involvement with industry partners and our supply base to request they flow-down the reporting requirements and encourage participation in obtaining a conflict free designation from an industry program such as the CFSI.

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